March 18, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (561) 988-9891

Mr. Adam Wasserman
Chief Financial Officer
Genesis Technology Group, Inc
777 Yamato Rd. Suite 130
Boca Raton, FL 33431

Re:	Genesis Technology Group, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      File No. 333-86347

Dear Mr. Wasserman:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended September 30, 2004

Financial Statements and Notes

Marketable Equity Securities, page F-9
1. Please tell us and revise future filings to clarify that your available for sale investments are recorded at fair value and further clarify how fair value is determined when the securities are not publicly traded and do not have a quoted market value. Further clarify the nature of the restrictions on certain of these securities and how those restrictions are considered in your valuation process.
Also describe to us your accounting policy for determining other than temporary impairments and include that policy and additional disclosure, if applicable, in future filings. Refer to SFAS 115 and
EITF 03-1.

Note 3 - Acquisitions, page F-14
2. Please clarify to us in a supplemental response why you did not file a Form 8-K related to your acquisition of Extrema on September
8, 2004 to provide the historical and pro forma financial statements related to this acquisition. Refer to Item 310 of Regulation S-B.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 942-1964 if you have questions.


						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


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Genesis Technology Group, Inc.
March 18, 2005
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